                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.          )*
                                          ---------

                                       SYS
           -----------------------------------------------------------
                                (Name of Issuer)

                            No par value common stock
           -----------------------------------------------------------
                          (Title of Class of Securities)

                                   871880 10 0
           -----------------------------------------------------------
                                 (CUSIP Number)

             W. Gerald Newmin, Corporate Secretary, (619) 587-0484 SYS, 6363 Greenwich Drive, Suite #200, San Diego, CA 92122
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  May 22, 1996
           -----------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 871880 10 0                 13D                 Page     of     Pages
          -----------                                          ---    ---


- -------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Big Canyon Investments, Inc.
          33-0675511
- -------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER                            (a)  /X/
     OF A GROUP*                                                      (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC USE ONLY

- -------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
          WC
- -------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)

          Not applicable
- -------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
          California
- -------------------------------------------------------------------------------
                              (7) SOLE VOTING POWER
                                   188,800
                             --------------------------------------------------
      NUMBER OF               (8) SHARED VOTING POWER
       SHARES                            0
     BENEFICIALLY            --------------------------------------------------
      OWNED BY                (9) SOLE DISPOSITIVE POWER
        EACH                       188,800
      REPORTING              --------------------------------------------------
       PERSON                (10) SHARED DISPOSITIVE POWER
        WITH                             0
- -------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               0
- -------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          Not applicable
- -------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               0
- -------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
          CO
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 871880 10 0                 13D                 Page     of     Pages
          -----------                                          ---    ---


- -------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Robert D. Mowry
          SS#:  ###-##-####
- -------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER                            (a)  /X/
     OF A GROUP*                                                      (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC USE ONLY

- -------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
          PF
- -------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)


- -------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A
- -------------------------------------------------------------------------------
                              (7) SOLE VOTING POWER
                                        17,000
                             --------------------------------------------------
      NUMBER OF               (8) SHARED VOTING POWER
       SHARES                           205,800
     BENEFICIALLY            --------------------------------------------------
      OWNED BY                (9) SOLE DISPOSITIVE POWER
        EACH                            17,000
      REPORTING              --------------------------------------------------
       PERSON                (10) SHARED DISPOSITIVE POWER
        WITH                            205,800
- -------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    205,800
- -------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                    NOT APPLICABLE
- -------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    7.3%
- -------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
                    IN
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                  SCHEDULE 13D
                                       SYS

ITEM 1. SECURITY AND ISSUER

     This statement relates to SYS's no par value common stock. SYS's principal executive offices are located at 6363 Greenwich Drive, Suite 200, San Diego, CA 92122.

     The last known filing pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 is SYS's 1991 Annual Report on Form 10-K. Based on the 1991 Form 10-K of SYS, the undersigned believe there are 2,822,086 outstanding shares of no par value common stock. The securities are not presently traded on any national securities exchange.

ITEM 2. IDENTITY AND BACKGROUND

     1)   a)   Name: Big Canyon Investments, Inc., a California corporation
          b)   Business address: 1280 Bison Ave., B9-614, Newport Beach, CA
               92660
          c)   Principal business: investments and management of investments
               Principal business address: 1691 Mesa Dr., B-2, Santa Ana, CA
               92707
          d)   Criminal proceedings: none
          e)   Civil proceedings: none
          f)   Citizenship: a California corporation

     2)   a)   Name: Robert D. Mowry
          b)   Business address: 19 Cherry Hills Lane, Newport Beach, CA 92660
          c) Principal occupation: President of Big Canyon Investments, Inc., (see above for address and description); Mr. Mowry also is the President of North American Timeshare, Inc., dba United Computer Systems, which sells computer hardware and software, and provides maintenance on the software. North American Timeshare, Inc. has a business address at 8726 S. Sepulveda Blvd., Suite C171, Los Angeles, CA 90045
          d)   Criminal proceedings: none
          e)   Civil proceedings: none
          f)   Citizenship: US

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Big Canyon Investments, Inc. obtained funds from its sole shareholder, Robert D. Mowry, in the amount of $20,000 to make the purchase of 188,800 shares. Big Canyon Investments, Inc. borrowed said funds from Mr. Mowry directly through an unsecured note. (Mr. Mowry's personal funds were used to fund the loan.)

     Mr. Mowry used his personal funds to purchase the 17,000 shares he now owns. Such shares were purchased in or around April, 1991.

ITEM 4. PURPOSE OF TRANSACTION

     Mr. Mowry, individually and through Big Canyon Investments, Inc., has acquired the SYS shares, and plans to acquire additional shares, with the goal of obtaining a possible presence on the board of directors, and possible control over the management and policies of SYS. Mr. Mowry intends, through control of SYS shares, to influence and develop SYS's future direction and growth in the hi-tech governmental and non-defense related markets.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER


     a) Big Canyon Investments, Inc. now holds 188,800 shares of no par value common stock, which represents 6.7% of the believed 2,822,086 outstanding shares of SYS. Mr. Mowry now holds 17,000 shares of no par value common stock, which represents 0.6% of the believed 2,822,086 outstanding shares of SYS.

     b) As Mr. Mowry is the sole shareholder of Big Canyon Investments, Inc., he beneficially owns and controls all of Big Canyon Investment, Inc.'s shares as it relates to voting and disposition.

     c) On May 22, 1996, Big Canyon Investments, Inc. purchased its 188,800 shares of no par value common stock from Citicorp Venture Capital Ltd., with payment to their agent Sycamore Management Corporation, for $20,000 (or approximately 10.6 cents per share) in a private purchase transaction. The transaction was effected by telephone and facsimile, and the exchange of documents and payment was by overnight delivery between the seller in New York, the seller's agent in New Jersey and the buyer in California.

          Mr. Mowry has owned his 17,000 shares of no par value common stock for over sixty days.

     d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the above securities, except as indicated above.

     e)   Not applicable.


                                     Page 2

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ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
SECURITIES OF THE ISSUER.

     Due to the relationship identified above in Item 5 (b), Mr. Mowry has complete discretion and control over all of the securities held by Big Canyon Investments, Inc.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Exhibit A - Agreement to File Single Statement.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement is being filed on behalf of all the parties identified in Item 2 above.

     Dated: July 12, 1996               Big Canyon Investments, Inc.,
                                          a California Corporation

                                        By:  /s/ Robert D. Mowry
                                             -------------------
                                             Its President

                                        /s/ Robert D. Mowry
                                        -------------------
                                        Individual


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